UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

(Commission File No. 001-41157)

BIONOMICS LIMITED

(Translation of registrant’s name into English)

200 Greenhill Road

Eastwood SA 5063

Tel: +618 8150 7400

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 20, 2022, the Company lodged a Notification of Issue of Unquoted Equity Securities in relation to the issue of unlisted options under an employee incentive plan on Appendix 3G with the ASX, as required by the laws and regulations of Australia, to disclose a change in interests in securities and contracts of the Company. The Notification of Issue of Unquoted Securities is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

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EXHIBIT INDEX

Exhibit	Description
99.1	Appendix 3G_Notification of Issue Conversion or Payment up of Unquoted Equity Securities

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Bionomics Limited
(Registrant)

By:	/s/ Errol De Souza
Name:	Errol De Souza, Ph.D.
Title:	Executive Chairman

Date: July 20, 2022

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